FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

                                                                             28 February 2018

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Long Term Incentive Awards

  On 26 February 2018, long term incentive awards ("LTI awards") were made to the Executive Directors named below as part of variable pay for the performance year ended 31 December 2017. An LTI award is an award of US$0.50 ordinary shares ("Shares") in HSBC Holdings plc (the "Company"), with a three year performance period commencing on 1 January 2018 and ending on 31 December 2020.

  At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the 2017 Annual Report and Accounts. Subject to that assessment, the shares will vest in five equal annual instalments, with the first vesting taking place in March 2021, immediately following the end of the three year performance period, whilst the balance will vest in equal annual instalments thereafter. Upon each vesting, a one year retention period applies.

Directors

Name	Shares awarded
Iain Mackay	395,388
Marc Moses	395,388

2.   Annual Incentive Awards

     On 26 February 2018, awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2017 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2017, the performance assessment is detailed in the Directors' Remuneration Report in the 2017 Annual Report and Accounts. Upon vesting, a one year retention period applies.

(i)       Immediately vested awards

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £7.2146 per share	Net shares vested
Iain Mackay	184,406	86,671	97,735
Marc Moses	187,724	88,231	99,493

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £7.2146 per share	Net shares vested
Samir Assaf	136,997	64,389	72,608
Peter Boyles	39,347	17,707	21,640
Patrick Burke	60,237	32,059	28,178
John Flint*	86,366	40,593	45,773
Andy Maguire	70,361	33,070	37,291
Paulo Maia	29,171	10,210	18,961
Charlie Nunn**	28,198	13,254	14,944
Noel Quinn	55,937	26,291	29,646
Antonio Simoes	55,969	26,306	29,663
Peter Wong	65,581	9,838	55,743

*	John Flint was appointed as Group Chief Executive and an Executive Director of the Company with effect from 21 February 2018.
**	Award in respect of 2017, prior to appointment as a PDMR in 2018. The Awards have a six-month retention period.

(ii)      Deferred Awards

Awards vest in five equal annual tranches commencing in March 2021. Upon vesting, a one year retention period applies.

Other PDMRs

Name	Shares awarded
Samir Assaf	263,337
Peter Boyles	75,634
Patrick Burke*	104,753
John Flint**	166,014
Andy Maguire	135,248
Paulo Maia*	50,728
Charlie Nunn*/***	49,036
Noel Quinn	107,523
Antonio Simoes	107,583
Peter Wong*	114,046

*	Awards vest in five equal annual tranches commencing in March 2019.
**	John Flint was appointed as Group Chief Executive and an Executive Director of the Company with effect from 21 February 2018.
***	Award in respect of 2017, prior to appointment as a PDMR in 2018. The Award has a six-month retention period.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 23 February 2018 of £7.2340.

3.   Share dealing

On 28 February 2018, Noel Quinn sold 150,000 Shares at £7.2170 per share.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	John Flint

2 - Reason for the notification

Position/status	Group Chief Executive

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	252,380	£1,825,716.92
	Aggregated	£7.234	252,380	£1,825,716.92

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	40,593	£292,862.26
	Aggregated	£7.215	40,593	£292,862.26

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Iain Mackay

2 - Reason for the notification

Position/status	Group Finance Director

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	579,794	£4,194,229.80
	Aggregated	£7.234	579,794	£4,194,229.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	86,671	£625,296.60
	Aggregated	£7.215	86,671	£625,296.60

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Marc Moses

2 - Reason for the notification

Position/status	Group Chief Risk Officer

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	583,112	£4,218,232.21
	Aggregated	£7.234	583,112	£4,218,232.21

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	88,231	£636,551.37
	Aggregated	£7.215	88,231	£636,551.37

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Samir Assaf

2 - Reason for the notification

Position/status	Chief Executive, Global Banking and Markets

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	400,334	£2,896,016.16
	Aggregated	£7.234	400,334	£2,896,016.16

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	64,389	£464,540.88
	Aggregated	£7.215	64,389	£464,540.88

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Peter Boyles

2 - Reason for the notification

Position/status	Chief Executive of Global Private Banking

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	114,981	£831,772.55
	Aggregated	£7.234	114,981	£831,772.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	17,707	£127,748.92
	Aggregated	£7.215	17,707	£127,748.92

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Patrick Burke

2 - Reason for the notification

Position/status	President and Chief Executive of HSBC US

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	164,990	£1,193,537.66
	Aggregated	£7.234	164,990	£1,193,537.66

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	32,059	£231,292.86
	Aggregated	£7.215	32,059	£231, 292.86

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Andy Maguire

2 - Reason for the notification

Position/status	Group Chief Operating Officer

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	205,609	£1,487,375.51
	Aggregated	£7.234	205,609	£1,487,375.51

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	33,070	£238,586.82
	Aggregated	£7.215	33,070	£238,586.82

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Paulo Maia

2 - Reason for the notification

Position/status	Chief Executive, Latin America

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	79,899	£577,989.37
	Aggregated	£7.234	79,899	£577,989.37

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	10,210	£73,661.07
	Aggregated	£7.215	10,210	£73,661.07

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Charlie Nunn

2 - Reason for the notification

Position/status	Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	77,234	£558,710.76
	Aggregated	£7.234	77,234	£558,710.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	13,254	£95,662.31
	Aggregated	£7.215	13,254	£95,662.31

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Noel Quinn

2 - Reason for the notification

Position/status	Chief Executive, Global Commercial Banking

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	163,460	£1,182,469.64
	Aggregated	£7.234	163,460	£1,182,469.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	26,291	£189,679.05
	Aggregated	£7.215	26,291	£189,679.05

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.22	150,000	£1,082,550.00
Aggregated		£7.217	150,000	£1,082,550.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Antonio Simoes

2 - Reason for the notification

Position/status	Chief Executive, HSBC Bank plc

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	163,552	£1,183,135.17
	Aggregated	£7.234	163,552	£1,183,135.17

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	26,306	£189,787.27
	Aggregated	£7.215	26,306	£189,787.27

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Peter Wong

2 - Reason for the notification

Position/status	Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	179,627	£1,299,421.72
	Aggregated	£7.234	179,627	£1,299,421.72

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	9,838	£70,977.23
	Aggregated	£7.215	9,838	£70,977.23

For any queries related to this notification please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 28 February 2018